CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2025 AND 2024

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	September 30, 2025	December 31, 2024
ASSETS
Current
Cash and cash equivalents		$66,257	$50,402
Trade receivables		11,132	18,399
Inventories	4	91,626	42,094
Income tax receivable		—	2,284
Other current assets	5	38,398	28,611
		207,413	141,790
Non-Current
Mineral properties, plant and equipment	6	1,605,684	1,258,494
Exploration and evaluation assets	7	29,025	11,352
Deferred income tax assets		1,823	16,659
Deposits and other non-current assets	8	32,376	29,733
		1,668,908	1,316,238
Total Assets		$1,876,321	$1,458,028

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$164,140	$101,886
Current portion of loans and borrowings	10	50,590	45,893
Current portion of deferred revenue	11	14,179	31,712
Income taxes payable		2,507	3,330
Current portion of derivatives	19	3,903	17,980
Current portion of lease liabilities		17,260	10,905
		252,579	211,706
Non-Current
Loans and borrowings	10	561,146	556,296
Deferred revenue	11	94,913	48,231
Provision for rehabilitation and closure costs		26,201	21,891
Deferred income tax liabilities		5,056	—
Lease liabilities		9,385	6,980
Other non-current liabilities	12	35,542	21,850
		732,243	655,248
Total Liabilities		984,822	866,954

SHAREHOLDERS’ EQUITY
Share capital	13	290,961	286,548
Equity reserves		(73,630)	(180,472)
Retained earnings		667,808	481,055
Equity attributable to owners of the Company		885,139	587,131
Non-controlling interests		6,360	3,943
		891,499	591,074
Total Liabilities and Equity		$1,876,321	$1,458,028

Commitments (Notes 7 and 11)

APPROVED ON BEHALF OF THE BOARD:

"Makko DeFilippo"	, President, CEO and Director	"Jill Angevine"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024

Revenue	14	$177,092	$124,837	$465,690	$347,720
Cost of sales	15	(119,695)	(71,128)	(285,485)	(219,542)
Gross profit		57,397	53,709	180,205	128,178

Expenses
General and administrative	16	(12,580)	(12,628)	(35,515)	(35,952)
Share-based compensation	13 (e)	(6,742)	(4,859)	(15,671)	(17,479)
Write-down of exploration and evaluation asset	7	—	(467)	—	(11,212)
Operating Income		38,075	35,755	129,019	63,535
Finance income		1,208	781	3,176	3,610
Finance expense	17	(11,331)	(4,039)	(22,030)	(13,238)
Foreign exchange gain (loss)	18	22,055	17,246	119,095	(72,204)
Other expenses		(720)	(45)	(495)	(2,354)
Income (loss) before income taxes		49,287	49,698	228,765	(20,651)

Current income tax expense		(8,086)	(4,873)	(21,109)	(11,079)
Deferred income tax (expense) recovery		(4,688)	(3,458)	(19,488)	12,868
Income tax (expense) recovery		(12,774)	(8,331)	(40,597)	1,789
Net income (loss) for the period		$36,513	$41,367	$188,168	$(18,862)

Other comprehensive gain (loss)
Foreign currency translation gain (loss)		22,429	13,757	106,051	(85,881)
Comprehensive income (loss)		$58,942	$55,124	$294,219	$(104,743)

Net income (loss) attributable to:
Owners of the Company		35,978	40,857	186,753	(19,531)
Non-controlling interests		535	510	1,415	669
		$36,513	$41,367	$188,168	$(18,862)

Comprehensive income (loss) attributable to:
Owners of the Company		58,205	54,487	291,802	(104,691)
Non-controlling interests		737	637	2,417	(52)
		$58,942	$55,124	$294,219	$(104,743)

Net income (loss) per share attributable to owners of the Company
Basic	13 (f)	$0.35	$0.40	$1.80	$(0.19)
Diluted	13 (f)	$0.35	$0.39	$1.80	$(0.19)

Weighted average number of common shares outstanding
Basic	13 (f)	103,621,631	103,239,881	103,589,664	103,026,138
Diluted	13 (f)	104,044,755	103,973,827	103,941,295	103,026,138

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024
Cash Flows from Operating Activities
Net income (loss) for the period		$36,513	$41,367	$188,168	$(18,862)
Adjustments for:
Amortization and depreciation		31,369	21,555	75,204	67,145
Income tax expense (recovery)		12,774	8,331	40,597	(1,789)
Amortization of deferred revenue	14	(2,967)	(7,055)	(8,620)	(18,063)
Share-based compensation	13 (e)	6,742	4,859	15,671	17,479
Finance income		(1,208)	(781)	(3,176)	(3,610)
Finance expenses	17	11,331	4,039	22,030	13,238
Foreign exchange (gain) loss		(16,156)	(17,170)	(112,264)	67,655
Write-down of exploration and evaluation asset		—	467	—	11,212
Other		2,161	844	4,598	3,136
Changes in non-cash working capital items	20	30,828	2,234	(1,447)	(42,139)
		111,387	58,690	220,761	95,402
Advance from Xavantina Gold Stream	11	—	3,249	50,000	4,354
Derivative contract settlements		1,451	(4,575)	(548)	(5,285)
Provision settlements		(1,376)	(2,460)	(2,576)	(4,218)
Income taxes paid		(1,149)	(2,229)	(1,628)	(5,631)
		110,313	52,675	266,009	84,622

Cash Flows used in Investing Activities
Additions to mineral properties, plant and equipment		(69,880)	(74,480)	(192,400)	(256,013)
Additions to exploration and evaluation assets		(6,748)	(3,351)	(15,046)	(4,845)
Proceeds from short-term investments and interest received		790	467	2,072	1,865
		(75,838)	(77,364)	(205,374)	(258,993)

Cash Flows used in Financing Activities
Lease liability payments		(4,530)	(3,400)	(13,051)	(10,050)
New loans and borrowings, net of transaction costs	10	2,138	20,722	57,404	147,266
Loans and borrowings repaid	10	(11,676)	(3,939)	(43,300)	(30,216)
Interest paid on loans and borrowings	10	(17,368)	(14,642)	(38,727)	(29,376)
Other finance expenses paid		(1,758)	(1,026)	(6,588)	(3,129)
Proceeds from exercise of stock options		2,389	1,242	2,873	8,325
		(30,805)	(1,043)	(41,389)	82,820

Effect of exchange rate changes on cash and cash equivalents		(5,716)	1,188	(3,391)	42
Net (decrease) increase in cash and cash equivalents		(2,046)	(24,544)	15,855	(91,509)
Cash and cash equivalents - beginning of period		68,303	44,773	50,402	111,738
Cash and cash equivalents - end of period		$66,257	$20,229	$66,257	$20,229
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements              Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2023		102,747,558	$271,336	$8,497	$(25,113)	$549,530	$804,250	$5,081	$809,331
Income (loss) for the period		—	—	—	—	(19,531)	(19,531)	669	(18,862)
Other comprehensive loss for the period		—	—	—	(85,160)	—	(85,160)	(721)	(85,881)
Total comprehensive loss for the period		—	—	—	(85,160)	(19,531)	(104,691)	(52)	(104,743)
Shares issued for:
Exercise of options		549,491	11,574	(3,249)	—	—	8,325	—	8,325
Share-based compensation	13 (e)	—	—	4,012	—	—	4,012	—	4,012
Dividends to non-controlling interest		—	—	—	—	—	—	(156)	(156)
Balance, September 30, 2024		103,297,049	$282,910	$9,260	$(110,273)	$529,999	$711,896	$4,873	$716,769

Balance, December 31, 2024		103,555,211	$286,548	$8,181	$(188,653)	$481,055	$587,131	$3,943	$591,074
Income for the period		—	—	—	—	186,753	186,753	1,415	188,168
Other comprehensive income for the period		—	—	—	105,049	—	105,049	1,002	106,051
Total comprehensive income for the period		—	—	—	105,049	186,753	291,802	2,417	294,219
Shares issued for:
Exercise of options		225,508	4,190	(1,317)	—	—	2,873	—	2,873
Settlement of restricted share units		7,113	145	(255)	—	—	(110)	—	(110)
Settlement of performance share units		5,812	78	—	—	—	78	—	78
Share-based compensation	13 (e)	—	—	3,365	—	—	3,365	—	3,365
Balance, September 30, 2025		103,793,644	$290,961	$9,974	$(83,604)	$667,808	$885,139	$6,360	$891,499

The accompanying notes are an integral part of these condensed consolidated interim financial statements                              Page 4

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s primary asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda. The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations, located in the State of Bahia, and the Tucumã Operation, located in the southeastern part of the State of Pará. MCSA’s predominant activity is the production and sale of copper concentrates, with gold and silver produced and sold as by-products.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern State of Mato Grosso, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2024.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on November 4, 2025.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2024.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

For the three and nine months ended September 30, 2025, the Company’s reporting segments include its three operating mines in Brazil, the Caraíba Operations, the Tucumã Operation, and the Xavantina Operations, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

Three months ended September 30, 2025	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$90,598	$59,122	$27,372	$—	$177,092

Cost of production	(50,261)	(18,308)	(10,032)	—	(78,601)
Depreciation and depletion	(20,233)	(5,663)	(5,061)	—	(30,957)
Sales expense	(2,858)	(5,869)	(340)	—	(9,067)
Restructuring expense	(1,070)	—	—	—	(1,070)
Cost of sales	(74,422)	(29,840)	(15,433)	—	(119,695)

Gross profit	16,176	29,282	11,939	—	57,397

Expenses
General and administrative	(5,268)	(2,615)	(1,806)	(2,891)	(12,580)
Share-based compensation	—	—	—	(6,742)	(6,742)
Operating income (loss)	$10,908	$26,667	$10,133	$(9,633)	$38,075

Capital expenditures(1)	48,355	6,124	8,572	6,692	69,743

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended September 30, 2024	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$87,305	$3,099	$34,433	$—	$124,837

Cost of production	(40,149)	(737)	(6,220)	—	(47,106)
Depreciation and depletion	(16,610)	(49)	(4,512)	—	(21,171)
Sales expense	(2,234)	(152)	(465)	—	(2,851)
Cost of sales	(58,993)	(938)	(11,197)	—	(71,128)

Gross profit	28,312	2,161	23,236	—	53,709

Expenses
General and administrative	(6,357)	(915)	(1,637)	(3,719)	(12,628)
Share-based compensation	—	—	—	(4,859)	(4,859)
Write-down of exploration and evaluation assets	(467)	—	—	—	(467)
Operating income (loss)	$21,488	$1,246	$21,599	$(8,578)	$35,755

Capital expenditures(1)	37,204	23,517	6,119	2,984	69,824

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2025	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$242,272	$155,010	$68,408	$—	$465,690

Cost of production	(132,870)	(35,508)	(25,018)	—	(193,396)
Depreciation and depletion	(54,222)	(5,738)	(14,129)	—	(74,089)
Sales expense	(5,985)	(10,099)	(846)	—	(16,930)
Restructuring expense	(1,070)	—	—	—	(1,070)
Cost of sales	(194,147)	(51,345)	(39,993)	—	(285,485)

Gross profit	48,125	103,665	28,415	—	180,205

Expenses
General and administrative	(14,689)	(7,149)	(4,923)	(8,754)	(35,515)
Share-based compensation	—	—	—	(15,671)	(15,671)
Operating income (loss)	$33,436	$96,516	$23,492	$(24,425)	$129,019

Capital expenditures(1)	130,749	39,675	19,152	14,852	204,428

Assets
Current	$95,066	$54,306	$44,594	$13,447	207,413
Non-current	1,018,755	504,066	116,543	29,544	1,668,908
Total Assets	$1,113,821	$558,372	$161,137	$42,991	$1,876,321
Total Liabilities	$175,139	$37,494	$163,846	$608,343	$984,822

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

During the nine months ended September 30, 2025, the Company had six significant customers (September 30, 2024 - six), including four copper customers (September 30, 2024 - four) and two gold customers (September 30, 2024 - two).

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Nine months ended September 30, 2024	Caraíba (Brazil)	Tucumã (Brazil)	Xavantina (Brazil)	Corporate and Other	Consolidated

Revenue	$240,104	$3,099	$104,517	$—	$347,720

Cost of production	(124,321)	(737)	(21,055)	—	(146,113)
Depreciation and depletion	(50,007)	(49)	(15,816)	—	(65,872)
Sales expense	(5,906)	(152)	(1,499)	—	(7,557)
Cost of sales	(180,234)	(938)	(38,370)	—	(219,542)

Gross profit	59,870	2,161	66,147	—	128,178

Expenses
General and administrative	(19,647)	(915)	(4,800)	(10,590)	(35,952)
Share-based compensation	—	—	—	(17,479)	(17,479)
Write-down of exploration and evaluation asset	(467)	—	—	(10,745)	(11,212)
Operating income (loss)	$39,756	$1,246	$61,347	$(38,814)	$63,535

Capital expenditures(1)	113,638	113,286	16,659	4,767	248,350

Assets
Current	$66,955	$22,568	$21,808	$15,477	126,808
Non-current	865,291	421,307	89,236	9,880	1,385,714
Total Assets	$932,246	$443,875	$111,044	$25,357	$1,512,522
Total Liabilities	$167,099	$29,226	$85,658	$513,770	795,753

(1)    Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, capitalized borrowing costs, and additions of right-of-use assets.

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	September 30, 2025	December 31, 2024
Supplies and consumables	$47,216	$28,980
Stockpiles	22,476	5,024
Work in progress	6,373	3,049
Finished goods	15,561	5,041
	$91,626	$42,094

5.    Other Current Assets

	September 30, 2025	December 31, 2024
Advances to suppliers	$3,830	$3,157
Prepaid expenses and other	6,989	5,879
Derivatives (Note 19)	8,623	—
Note receivable (Note 19)	5,630	4,678
Value added taxes recoverable	13,326	14,897
	$38,398	$28,611

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress(2)	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2024	36,593	294,944	643,758	501,057	26,972	12,700	21,336	49,995	1,587,355
Additions	405	19,155	72,943	83,251	3,749	10,187	—	20,093	209,783
Capitalized borrowing costs	—	—	—	26,998	—	—	—	—	26,998
Disposals	—	(43)	—	—	(7)	—	—	(3,658)	(3,708)
Transfers	48,963	131,570	208,958	(369,511)	143	(20,123)	—	—	—
Foreign exchange	9,102	57,851	120,331	52,408	4,390	1,437	3,499	8,996	258,014
Balance, September 30, 2025	$95,063	$503,477	$1,045,990	$294,203	$35,247	$4,201	$24,835	$75,426	$2,078,442

Accumulated depreciation:
Balance, December 31, 2024	(7,219)	(73,675)	(199,911)	—	(9,210)	—	(5,574)	(33,272)	(328,861)
Depreciation expense	(3,115)	(26,042)	(43,288)	—	(1,626)	—	(813)	(13,341)	(88,225)
Disposals	—	33	—	—	—	—	—	2,281	2,314
Foreign exchange	(1,336)	(13,536)	(34,698)	—	(1,435)	—	(961)	(6,020)	(57,986)
Balance, September 30, 2025	$(11,670)	$(113,220)	$(277,897)	$—	$(12,271)	$—	$(7,348)	$(50,352)	$(472,758)

Net book value, December 31, 2024	$29,374	$221,269	$443,847	$501,057	$17,762	$12,700	$15,762	$16,723	$1,258,494
Net book value, September 30, 2025	$83,393	$390,257	$768,093	$294,203	$22,976	$4,201	$17,487	$25,074	$1,605,684

(1) Mineral properties include $66.1 million (2024 - $57.9 million) of costs on expansion of near-mine resource potential which are not currently being depreciated.

On July 1, 2025, the Company announced that Tucumã Operation achieved commercial production which is the point at which the mine is capable of operating in the manner intended by the Company's management. Upon commercial production, $388.1 million of Projects in Progress was allocated to specific mineral properties, plant and equipment categories.

     Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
7.    Exploration and Evaluation Assets

As at September 30, 2025, the Company had $29.0 million (2024 - $11.4 million) in exploration and evaluation assets, which include several property option agreements.

In July 2024, the Company signed a definitive earn-in agreement (the "Agreement") with Salobo Metais S.A, a subsidiary of Vale Base Metals ("VBM"), for the Furnas copper project ("Furnas Project") located in the Carajás Mineral Province in Pará State, Brazil. The Agreement contemplates the Company earning a 60% interest in the Project upon completion of three phases of work:

•Phase 1: Ero to conduct a minimum of 28,000 meters of exploration drilling and produce a scoping study within 18 months of signing the Agreement (completed)
•Phase 2: Ero to conduct an additional minimum of 17,000 meters of exploration drilling and produce a pre-feasibility study within 18 months of completing Phase 1
•Phase 3: Ero to conduct an additional minimum of 45,000 meters of exploration drilling, unless otherwise mutually agreed, and produce a definitive feasibility study ("DFS") within 24 months of completing Phase 2

Following the completion of a DFS, subject to customary technical review periods, and with Ero positive investment approval, the parties will enter into a joint venture agreement whereby VBM will transfer 60% of the equity interest in the Furnas Project to Ero, and Ero will grant VBM a "free carry" on certain capital expenditures related to development of the Furnas Project.

Prior to a positive Ero investment decision and the formation of a joint venture, VBM will retain 100% ownership of the Furnas Project with Ero solely responsible for funding the phased exploration and engineering work programs as well as ongoing payments to maintain the property in good standing.

As at September 30, 2025, exploration and evaluation assets include $19.7 million (2024 - $4.9 million) in expenditures associated with the Furnas Project.

In June 2024, the Company terminated the Fides option agreement, resulting in a write-down of $10.7 million in exploration and evaluation assets.

8.     Deposits and Other Non-current Assets

	September 30, 2025	December 31, 2024
Value added taxes recoverable	$20,326	$18,336
Note receivable (Note 19)	7,858	7,331
Deposits and others	4,192	4,066
	$32,376	$29,733

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
9.    Accounts Payable and Accrued Liabilities

	September 30, 2025	December 31, 2024
Trade suppliers	$91,267	$58,067
Payroll and labour related liabilities	25,696	19,086
Value added tax, royalty and other tax payable	10,299	8,505
Cash-settled equity awards (Note 13(b) and (c))	13,751	8,460
Customer advance	15,011	—
Provision for rehabilitation and closure costs	7,188	6,766
Other accrued liabilities	928	1,002
	$164,140	$101,886
.

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	September 30, 2025	December 31, 2024
Senior Notes	USD	Unsecured	52	6.50%	$400,000	$398,353	$404,152
Senior credit facility	USD	Secured	39	SOFR plus 2.00% - 4.25%	155,000	154,474	134,212
Copper Prepayment Facility	USD	Secured	15	8.66%	45,635	48,335	46,530
Equipment finance loans	USD	Secured	3 - 45	5.00% - 8.35%	9,122	9,220	12,933
Equipment finance loans	EUR	Secured	5 - 9	5.25%	279	279	544
Equipment finance loans	BRL	Unsecured	1 - 8	nil% - 16.63%	180	209	2,597
Bank loan	BRL	Unsecured	14	CDI + 0.50%	861	866	1,221
Total					$611,077	$611,736	$602,189

Current portion						$50,590	$45,893
Non-current portion						$561,146	$556,296

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in loans and borrowings are comprised of the following:

	Nine months ended September 30, 2025					Year ended December 31, 2024
	Senior Notes	Senior Credit Facility	Copper Prepayment Facility	Other	Consolidated	Consolidated
Balance, beginning of period	$404,152	$134,212	$46,530	$17,295	$602,189	$426,233
Proceeds from loans and borrowings		30,000	25,000	2,404	57,404	214,565
Principal payments	—	(10,000)	(23,810)	(9,490)	(43,300)	(39,950)
Interest payments	(26,000)	(8,902)	(3,022)	(803)	(38,727)	(32,166)
Interest costs, including interest capitalized	20,201	9,164	3,637	661	33,663	36,467
Deferred transaction costs	—	—	—	—	—	(2,143)
Foreign exchange	—	—	—	507	507	(817)
Balance, end of period	$398,353	$154,474	$48,335	$10,574	$611,736	$602,189

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Company has the option to redeem, in whole or in part, the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Credit Facility

In January 2025, the Company amended its Senior Revolving Credit Facility ("Amended Senior Credit Facility") to increase its borrowing limit from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. The interest rates on the Amended Senior Credit Facility were reduced to sliding scales of SOFR plus 2.00% to 4.25% depending on the Company’s consolidated total leverage ratio. The commitment fees for any undrawn portion of the Senior Credit Facility were reduced to between 0.45% to 0.96% based on a sliding scale. The Company determined that the amendments were a non-substantial

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
modification. As at September 30, 2025, the Senior Credit Facility bears a weighted average interest rate of 7.24% on its drawn balance and a commitment fee of 0.68% on its undrawn balance.

The Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants, which are required to be tested at each quarter end. These covenants include (a) a total leverage ratio based on total indebtedness to rolling four quarters adjusted earnings before interest, taxes, depreciation and amortization ("Rolling EBITDA"); (b) a total leverage ratio based on senior indebtedness to Rolling EBITDA; and (c) an interest coverage ratio based on Rolling EBITDA. The Senior Credit Facility provides for negative covenants customary for this type of facilities and permits additional equipment debt and finance leases of up to $50.0 million. As at September 30, 2025, the Company is in compliance with these financial covenants.

(c)    Copper Prepayment Facility

In May 2024, the Company entered into a non-priced copper prepayment facility with a bank syndicate. Under this facility, the Company received net proceeds of $49.6 million, representing gross proceeds of $50.0 million less transaction costs of $0.4 million. The Company had the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million until March 31, 2025.

In exchange, the Company is obligated to repay the $50.0 million facility over 27 equal monthly installments, beginning in October 2024, through the delivery of a minimum of 272 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company.

In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company.

As the contractual obligation of the facility will be settled in the form of financial assets, the facility is accounted for as a financial liability measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial measurement of the liability and amortized over the term of the facility.

The facility is secured by the shares of MCSA, NX Gold and Ero Gold.

11. Deferred Revenue

In 2021, the Company entered into a precious metals purchase agreement (the “Original Xavantina Stream”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the Original Xavantina Stream.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

On March 28, 2025, the Company extended the terms of the Original Xavantina Stream with Royal Gold to expand the area of influence from which production is subjected to the arrangement to include additional tenements acquired by the Company since the Original Xavantina Stream was completed, and extend the gold delivery threshold milestones from 93,000 ounces of gold to 160,000 ounces of gold, before decreasing to 10% of gold produced over the remaining life of the mine. In exchange, the Company received additional upfront cash consideration of $50.0 million. The contract modification was accounted for as if the original contract was terminated and a new contract created. The remaining consideration received under the Original Xavantina Stream and the additional consideration received as a result of the modification will be allocated to future remaining gold deliveries based on stand alone selling prices on the contract modification date.

The movements in Xavantina Gold Stream deferred revenue during the nine months ended September 30, 2025 are comprised of the following:

	September 30, 2025	December 31, 2024
Gold ounces delivered in the period(1)	5,249	15,917

Balance, beginning of period	$62,989	$75,549
Advances	50,000	3,249
Accretion expense	4,723	2,501
Amortization of deferred revenue	(8,620)	(18,310)
Balance, end of period	$109,092	$62,989

Current portion	$14,179	$14,758
Non-current portion	94,913	48,231

(1)        During the nine months ended September 30, 2025, the Company delivered 5,249 ounces of gold (December 31, 2024 - 15,917 ounces) to Royal Gold for average consideration of $835 per ounce (December 31, 2024 - $473 per ounce). At September 30, 2025, a cumulative 50,426 ounces (December 31, 2024 - 45,177 ounces) of gold have been delivered under the Xavantina Gold Stream.
(2)    Amortization of deferred revenue during the nine months ended September 30, 2025 was net of $0.5 million (December 31, 2024 - $3.0 million) related to change in estimate attributed to advances received and change in life-of-mine production estimates.

As part of the Xavantina Gold Stream, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

As of December 31, 2024, current portion of deferred revenue included $17.0 million in customer advances related to copper concentrate sales.

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

12. Other Non-current Liabilities

	September 30, 2025	December 31, 2024
Cash-settled equity awards (Note 13(b))	$9,350	$2,536
Withholding, value added tax, and other taxes payable	20,568	14,437
Provision	1,539	1,588
Other liabilities	4,085	3,289
	$35,542	$21,850

13.     Share Capital

(a)     Options

During the nine months ended September 30, 2025, the Company granted 13,038 options (nine months ended September 30, 2024 - 31,251 options) to employees of the Company at weighted average exercise price of $18.10 CAD per share (nine months ended September 30, 2024 - $24.79 CAD per share) with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $0.1 million (nine months ended September 30, 2024 - $0.3 million), which is recognized over the vesting period.
A continuity of the issued and outstanding options is as follows:

	Nine Months Ended September 30,
	2025		2024
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of period	1,734,607	$19.07	1,886,325	$19.03
Issued	13,038	18.10	31,251	24.79
Exercised	(225,508)	18.50	(549,491)	20.57
Forfeited	(83,371)	19.92	(1,034)	18.69
Outstanding stock options, end of period	1,438,766	$19.10	1,367,051	$18.54

The weighted average share price on the date of exercise for options exercised during the nine months ended September 30, 2025 was CAD$24.06 (nine months ended September 30, 2024 - CAD$29.45).

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
As at September 30, 2025, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$10.01 to $20.00 CAD	976,028	594,585	2.26
$20.01 to $25.35 CAD	462,738	58,630	4.05
$19.10 CAD ($13.72 USD)	1,438,766	653,215	2.84

The fair value of options granted was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	Nine Months Ended September 30,
	2025	2024
Expected term (years)	3.5	3.0
Forfeiture rate	2%	—%
Volatility	51%	52%
Dividend yield	—%	—%
Risk-free interest rate	2.60%	3.12%
Weighted-average fair value per option	$5.06	$8.79

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to Eligible Persons of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Nine Months Ended September 30,
	2025	2024
Outstanding balance, beginning of period	1,014,505	967,921
Issued	10,734	23,306
Settled	(12,500)	(7,668)
Forfeited	(52,829)	(10,000)
Outstanding balance, end of period	959,910	973,559

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at September 30, 2025, the fair value of the PSU liability was $16.5 million (December 31, 2024 - $6.6 million) of which $7.1 million (December 31, 2024 - $4.1 million) was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Nine months ended September 30,
	2025	2024
Outstanding balance, beginning of period	325,111	307,312
Issued	13,904	12,826
Settled	(12,882)	—
Outstanding balance, end of period	326,133	320,138

At September 30, 2025, DSU liabilities had a fair value of $6.6 million (December 31, 2024 - $4.4 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to Eligible Persons of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, its equivalent cash value, or a combination of both, on the redemption date at the discretion of the Compensation Committee. The RSUs are equity classified based on the history of past settlements.

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The continuity of RSUs issued and outstanding is as follows:

	Nine months ended September 30,
	2025	2024
Outstanding balance, beginning of period	328,180	340,570
Issued	5,366	11,653
Settled	(12,217)	—
Forfeited	(13,314)	—
Outstanding balance, end of period	308,015	352,223

(e)     Share-based compensation

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Stock options	$592	$674	$1,677	$2,033
Performance share unit plan	4,324	3,262	10,047	11,106
Deferred share unit plan	1,247	284	2,298	2,361
Restricted share unit plan	579	639	1,649	1,979
Share-based compensation(1)	$6,742	$4,859	$15,671	$17,479

(1)    For the three and nine months ended September 30, 2025, the Company recorded $1.2 million and $3.3 million (three and nine months ended September 30, 2024 - $1.3 million and $4.0 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(f)     Net Income (Loss) per Share

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Weighted average number of common shares outstanding	103,621,631	103,239,881	103,589,664	103,026,138
Dilutive effects of:
Stock options	115,109	381,723	43,616	—
Share units	308,015	352,223	308,015	—
Weighted average number of diluted common shares outstanding(1)	104,044,755	103,973,827	103,941,295	103,026,138

Net income (loss) attributable to owners of the Company	$35,978	$40,857	$186,753	$(19,531)
Basic net income (loss) per share	$0.35	$0.40	$1.80	$(0.19)
Diluted net income (loss) per share	$0.35	$0.39	$1.80	$(0.19)

(1)     Weighted average number of diluted common shares outstanding for the three and nine months ended September 30, 2025 excluded 464,486 and 839,668 (three and nine months ended September 30, 2024 - 31,251 and 1,367,051) stock options and nil share units (three and nine months ended September 30, 2024 - nil and 352,223) that were anti-dilutive.

14. Revenue

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Copper
Export sales	144,204	87,001	$394,812	$240,015
Adjustments on provisional sales(1)	5,516	3,403	2,470	3,188
	149,720	90,404	397,282	243,203
Gold
Sales	24,405	27,378	59,788	86,454
Amortization of deferred revenue(2)	2,967	7,055	8,620	18,063
	$27,372	$34,433	$68,408	$104,517
	$177,092	$124,837	$465,690	$347,720

(1)    Adjustments on provisional sales include both pricing and quantity adjustments. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to six months (September 30, 2024 - zero to one month) after shipment takes place and, therefore, are exposed to commodity price changes.

(2)    During the three and nine months ended September 30, 2025, the Company delivered 2,000 and 5,249 ounces of gold, respectively (three and nine months ended September 30, 2024 - 4,190 and 12,581 ounces of gold), under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $1,188 and $835 per ounce (three and nine months ended September 30, 2024 - $489 and $456).

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

15.     Cost of Sales

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Materials	$20,286	$11,710	$45,094	$34,013
Salaries and benefits	23,548	15,670	62,477	47,135
Contracted services	25,114	13,805	48,661	31,730
Maintenance costs	13,639	7,969	36,430	23,511
Utilities	5,352	2,782	13,607	9,667
Other costs	1,043	308	1,931	776
Change in inventory (excluding depreciation and depletion)	(10,381)	(5,138)	(14,804)	(719)
Cost of production	78,601	47,106	193,396	146,113
Sales expense and others	9,067	2,851	16,930	7,557
Restructuring cost(1)	1,070	—	1,070	—
Depreciation and depletion	42,743	21,772	86,802	64,006
Change in inventory (depreciation and depletion)	(11,786)	(601)	(12,713)	1,866
	$119,695	$71,128	$285,485	$219,542
(1)    Restructuring cost mainly consist of severance payments.

16.     General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Accounting and legal	$570	$463	$1,427	$1,525
Amortization and depreciation	412	384	1,115	1,273
Office and administration	2,203	2,461	6,853	6,992
Salaries and consulting fees	7,488	6,797	20,698	19,844
Incentive payments	1,011	1,541	3,087	4,209
Other	896	982	2,335	2,109
	$12,580	$12,628	$35,515	$35,952

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

17.    Finance Expense

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest on loans and borrowings(1)	$6,665	$—	$6,665	$—
Accretion of deferred revenue	1,998	592	$4,723	$1,918
Accretion of provision for rehabilitation and closure costs	901	566	2,608	1,802
Interest on lease liabilities	722	463	1,916	1,360
Other finance expenses(1)	1,045	2,418	6,118	8,158
	$11,331	$4,039	$22,030	$13,238

(1)    Other finance expenses during the three and nine months ended September 30, 2025 included nil and $1.4 million, respectively (three and nine months ended September 30, 2024 - $1.8 million and $6.3 million) of credit loss on certain accounts receivable (see Note 19).
(2)    During the three and nine months ended September 30, 2025, the Company capitalized $4.6 million and $27.0 million, respectively (three and nine months ended September 30, 2024 -$9.6 million and $26.1 million) of borrowing costs to projects in progress.

18.    Foreign Exchange Gain (Loss)

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Foreign exchange gain (loss) on USD denominated debt in Brazil	$16,994	$10,993	$95,104	$(56,710)
Realized foreign exchange gain (loss) on derivative contracts (note 19)	2,046	(3,428)	47	(2,300)
Unrealized foreign exchange gain (loss) on derivative contracts (note 19)	3,980	9,847	27,419	(15,565)
Foreign exchange (loss) gain on other financial assets and liabilities	(965)	(166)	(3,475)	2,371
	$22,055	$17,246	$119,095	$(72,204)

19.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation.

As at September 30, 2025, derivatives were measured at fair value based on Level 2 inputs.

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The carrying values of cash and cash equivalents, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or the discount rate used approximates to the contractual interest rate. At September 30, 2025, the carrying value of loans and borrowings, including accrued interest, was $611.7 million while the fair value is approximately $612.5 million. At September 30, 2025, the carrying value of notes receivable, including accrued interest, was $13.5 million which approximates its fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Cash and cash equivalents	$66,257	$50,402
Accounts receivable	11,132	18,399
Derivatives	9,578	—
Note receivable	13,488	12,009
Deposits and other assets	5,679	4,961
	$106,134	$85,771

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At September 30, 2025, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $25.0 million (December 31, 2024 - $20.7 million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $15.4 million (December 31, 2024 - $13.1 million). The carrying value of the PMA note receivable at September 30, 2025 was $9.5 million (December 31, 2024 - $7.6 million.), of which $5.3 million (December 31, 2024 - $3.9 million) was included in other current assets. nil and $0.2 million provision was recorded on the credit loss provision in the three and nine months ended September 30, 2025 (provision of $1.8 million and $6.3 million for the three and nine months ended September 30, 2024).

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on September 30, 2025:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$611,736	$771,569	$86,052	$86,948	$598,569	$—
Accounts payable and accrued liabilities	141,941	142,457	142,457	—	—	—
Other non-current liabilities	13,435	25,579	—	24,486	707	386
Leases	26,645	29,479	19,745	8,703	1,011	19
Total	$793,757	$969,084	$248,254	$120,137	$600,287	$405

The Company also has a derivative financial asset for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including options, forwards and swap contracts, to manage market risks.

The Company's outstanding derivative instruments as of September 30, 2025 are as follows:

Contract Description	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Foreign exchange collar (i)	$289.5 million	USD/BRL	5.59	6.59	October 2025 - December 2026
Gold collar (iii)	7,500 ounces	$ / oz	$2,200	$3,425	October 2025 - December 2025

    Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at September 30, 2025 relates to $57.8 million (December 31, 2024 – $60.0 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at September 30, 2025 on $592.4 million of intercompany loan balances (December 31, 2024 - $513.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at September 30, 2025 by 10% and 20%, would have decreased (increased) pre-tax net loss by $65.0 million and $130.0 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. At September 30, 2025, the aggregate fair value of the Company's foreign exchange derivatives was a net asset of $9.6 million of which $8.6 million is recorded in other current assets and $1.0 million in other non-current assets (December 31, 2024 - liability of $17.9 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a gain of $4.0 million and $27.4 million for the three and nine months ended September 30, 2025, respectively (a gain of $9.8 million and a loss of $15.6 million for the three and nine months ended September 30, 2024, respectively), and have been recognized in foreign exchange gain (loss).

In addition, during the three and nine months ended September 30, 2025, the Company recognized a realized gain of $2.0 million and nil, respectively (realized loss of $3.4 million and $2.3 million for the three and nine months ended September 30, 2024 respectively), related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at September 30, 2025, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At September 30, 2025, the Company had gold collar contracts on 2,500 ounces of gold per month from October 2025 to December 2025. These gold derivative contracts establish an average floor price of $2,200 per ounce of gold and an average cap price of $3,425 per ounce. As of September 30, 2025, the fair value of these contracts was a net liability of $3.9 million (December 31, 2024 - liability of $0.1 million). The fair value of gold

    Notes to Financial Statements | Page 26

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party.

During the three and nine months ended September 30, 2025, the Company recognized an unrealized loss of $1.6 million and $3.1 million (unrealized gain of $0.4 million and nil for the three and nine months ended September 30, 2024), respectively, in relation to its commodity derivatives in other income or loss.

During the three and nine months ended September 30, 2025, the Company recognized a loss of $0.6 million and $0.6 million ($0.8 million and $2.6 million realized loss for three and nine months ended September 30, 2024), respectively, in relation to its commodity derivatives in other income or loss.

At September 30, 2025, the Company had provisionally priced sales that are exposed to commodity price changes (note 14). Based on the Company’s net exposure at September 30, 2025, a 10% change in the price of copper would have changed pre-tax net income (loss) by $3.9 million.

20. Supplemental Cash Flow Information

	Three months ended September 30,		Nine months ended September 30,
Net change in non-cash working capital items:	2025	2024	2025	2024
Accounts receivable	$1,597	$(4,110)	$7,446	$(15,353)
Inventories	(14,508)	(8,261)	(28,538)	(7,536)
Other assets	(3,220)	(7,975)	(6,758)	(18,362)
Accounts payable and accrued liabilities	46,959	22,580	26,403	(888)
	$30,828	$2,234	$(1,447)	$(42,139)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	6,137	5,808	$20,093	$13,642
Non-cash decrease in accounts payable in relation to capital expenditures	(6,885)	(9,712)	(3,018)	(2,670)
Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs	—	3,609	—	3,609

    Notes to Financial Statements | Page 27